The Aegis Funds
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 31, 2022

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Aegis Funds (the “Trust”)
File Nos.: 333-106971 and 811-21399

Dear Ms. Hamilton:

This correspondence responds to the recent comments of the staff of the Commission (the “Staff”) with respect to Form N-CSR and Form N-CEN filings, registration statements, and fund websites for the following series of the Trust (the “Fund”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR Filing Date	Registration Statement Filing Date
Aegis Value Fund	December 31, 2021	March 9, 2022	April 27, 2022
Aegis Value Fund	December 31, 2020	March 4, 2021	April 28, 2021

The Fund’s responses to the comments follow below. For your convenience in reviewing the responses, the Staff’s comments are set forth below in bold typeface and are immediately followed by the Fund’s responses. Capitalized terms used in this response letter, but not otherwise defined herein, shall have the same meanings set forth in the Annual Reports included in the Form N-CSR filings referenced above.

N-CSR Filings

1.Staff Comment: With respect to the Fund, pursuant to FASB ASC 815-10-50-1A, in future shareholder reports, please ensure all required items are disclosed, for example the Fund’s “terms of settlement.”

Response: The Fund undertakes to disclose in future report filings the required items referenced above.

Registration Statement Filing Comments

2.Staff Comment: The Staff notes that, in the fee table in Fund’s prospectus (dated April 30, 2022), the Fund has disclosed its reimbursement of certain expenses and fee waivers previously paid by the Adviser in a prior fiscal year. In such situations where a fund is reimbursing an adviser for expenses previously paid by the adviser, the Fund should within its registration statement and other applicable filings either (i) use a separate line item in the fee table to show such expense, similar to the presentation treatment for a contractual fee waiver or (ii)

Securities and Exchange Commission
October 31, 2022

include the repayment expense in the “Other Expenses” line item, as prescribed by guidance in the IM-DCFO (Dear CFO Letter) Item 1995-09, Financial Statement Presentation of Fee Waivers and Recapture Accounting and Disclosure Information (“ADI”) 2019-09 Performance Fee Issues. Please correct this either by filing a 497e supplement to the Fund's fee table or in future reports and supplementally confirm why you are waiting to correct in future reports.

Response: The Fund undertakes to correct the presentation via 497e supplement filing to the registration statement the reimbursement expense in accordance with the above referenced guidance.

3.Staff Comment: Please confirm that the recoupment is limited to the lesser of (a) the expense cap at the time of the waiver and (b) the expense cap at the time of recapture. If accurate, please ensure consistency of disclosure between the prospectus and the notes to financial statements in the Annual Report.

Response: The Fund confirms that the recoupment is limited as indicated above. In future filings, the Fund will seek to ensure the consistency of the disclosures referenced above.

4.Staff Comment: The Staff notes that the Fund’s Prospectus discloses that the Fund is diversified. The Staff further notes that, in the Fund’s annual reports as of December 31, 2020 and December 31, 2021, the Fund held several securities positions exceeding 5% of its total assets, which in the aggregate constituted greater than 25% of the Fund’s total assets. Please confirm that the Fund operates as a diversified fund.

Response: The Fund confirms that it operates as diversified fund under the 1940 Act and notes that the value of the referenced positions exceeded 5% of its total assets as a result of market appreciation (and not as a result of acquisitions).

5.Staff Comment: The Staff notes that the Fund’s annual report, as of December 31, 2020 and December 31, 2021, indicated that holdings in the materials sector accounted for over 25% of the Fund’s total assets. The Staff indicates that, if it has a significant amount of its net assets invested in and consistently focuses its investments in a specific sector, the Fund should explain why the identification of the sector and risks of that sector are not disclosed in the Fund’s summary and statutory prospectuses, in accordance with Items 4 and 9 of Form N-1A.

Response: The Fund does not intend to focus its investments in any particular sector. Rather, the Fund seeks to follow a bottom-up investment strategy in analyzing and investing in individual companies. At times, the implementation of this bottom-up investment strategy may result in the Fund having exposure (exceeding 25% of its total assets) to issuers within one sector. The Fund undertakes to include in future registration filings disclosures identifying the particular sector and addressing sector risk should the Fund’s exposure to a sector exceed 25% of its total assets (as of the Fund’s fiscal year end).

Securities and Exchange Commission
October 31, 2022

If you have any questions regarding the enclosed, please do not hesitate to contact Justin P. Harrison at (571) 250-0054 or Carl G. Gee. at carl.gee@usbank.com or (414) 516-1716.

Very truly yours,

/s/ Justin P. Harrison
Justin P. Harrison
Treasurer/Principal Financial Officer
THE AEGIS FUNDS

/s/ Carl G. Gee
Carl G. Gee
For U.S. Bank Global Fund Services

cc:    Scott L. Barbee, The Aegis Funds
Paul Miller, Seward & Kissel LLP